 ===============================================================================
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                 SCHEDULE TO/A
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                               (Amendment No. 4)

                                      and
                        Amendment No. 1 to Schedule 13D
                   under the Securities Exchange Act of 1934


                             ---------------------

                               ENGLE HOMES, INC.
                       (Name Of Subject Company (Issuer))

                            HELIOS ACQUISITION CORP.
                          TECHNICAL OLYMPIC USA, INC.
                             TECHNICAL OLYMPIC S.A.
                           TECHNICAL OLYMPIC (UK) PLC
                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   292896107
                     (Cusip Number of Class of Securities)

                             HOLLY A. HUBENAK, ESQ.
                          TECHNICAL OLYMPIC USA, INC.
                           1200 SOLDIERS FIELD DRIVE
                            SUGAR LAND, TEXAS 77479
                                 (281) 243-0127
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidders)

                                    Copy to:

                             JAMES M. PRINCE, ESQ.
                             VINSON & ELKINS L.L.P.
                             2300 FIRST CITY TOWER
                                  1001 FANNIN
                              HOUSTON, TEXAS 77002
                                 (713) 758-2222
--------------------------------------------------------------------------------
                            CALCULATION OF FILING FEE

             Transaction Valuation*                            Amount of Filing Fee**
                   $226,079,805                                        $45,216

    * Estimated for purposes of calculating the filing fee only. Calculated by multiplying $19.10, the Offer price per Share, by 11,836,639, the sum of 10,871,539 currently outstanding Shares sought in the Offer and 965,100 Shares subject to options.

    ** 1/50 of one percent of Transaction Valuation.
--------------------------------------------------------------------------------

    [X] Check box if any part of the fee is offset as provided by Rule
        0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $45,216
--------------------------------------------------------------------------------

      Form or Registration No.: Schedule TO
--------------------------------------------------------------------------------

      Filing Party: Offerors
--------------------------------------------------------------------------------

      Date Filed: October 20, 2000
--------------------------------------------------------------------------------

    [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [X] third-party tender offer subject to Rule 14d-1.

    [ ] issuer tender offer subject to Rule 13e-4.

    [ ] going-private transaction subject to Rule 13e-3.


    [X] amendment to Schedule 13D under Rule 13d-2.


--------------------------------------------------------------------------------

Check the following box if the filing is a final amendment reporting the results of the tender offer:


    [X]

===============================================================================

CUSIP NO. 292896107                         Page 2 of __ Pages
--------------------------------------------------------------------------------
   1      Name of Reporting Person
          I.R.S. Identification No. of above person (entities only)

                   Helios Acquisition Corp.
--------------------------------------------------------------------------------
   2      Check the appropriate box if a member of a group*
                                                                         (A) [ ]

                                                                         (B) [x]

--------------------------------------------------------------------------------
   3      SEC use only


--------------------------------------------------------------------------------
   4      Source of Funds                                                 AF, OO


--------------------------------------------------------------------------------
   5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

   6      Citizenship or Place of Organization

                   Florida, United States
--------------------------------------------------------------------------------
                            7   Sole Voting Power*

                                    10,772,363 shares
                          ------------------------------------------------------
    Number of               8   Shared Voting Power
      Shares
   Beneficially                     0 shares
     Owned by             ------------------------------------------------------
       Each                 9   Sole Dispositive Power*
    Reporting
      Person                        10,772,363 shares
       with               ------------------------------------------------------
                            10   Shared Dispositive Power

                                    0 shares
--------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by each Reporting Person

                                    10,772,363 shares
--------------------------------------------------------------------------------
   12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

              [ ]
--------------------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)

                                    99.1%
--------------------------------------------------------------------------------
   14     Type of Reporting Person

                   CO
--------------------------------------------------------------------------------
* The Reporting Person expressly disclaims (a) the existence of any group and
  (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

CUSIP NO. 292896107                         Page 3 of __ Pages
--------------------------------------------------------------------------------
   1      Name of Reporting Person
          I.R.S. Identification No. of above person (entities only)

                   Technical Olympic USA, Inc.
--------------------------------------------------------------------------------
   2      Check the appropriate box if a member of a group*
                                                                         (A) [ ]

                                                                         (B) [x]

--------------------------------------------------------------------------------
   3      SEC use only


--------------------------------------------------------------------------------
   4      Source of Funds                                                 AF, OO


--------------------------------------------------------------------------------
   5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

   6      Citizenship or Place of Organization

                   Delaware, United States
--------------------------------------------------------------------------------
                            7   Sole Voting Power*

                                    10,772,363 shares
                          ------------------------------------------------------
    Number of               8   Shared Voting Power
      Shares
   Beneficially                     0 shares
     Owned by             ------------------------------------------------------
       Each                 9   Sole Dispositive Power*
    Reporting
      Person                        10,772,363 shares
       with               ------------------------------------------------------
                            10   Shared Dispositive Power

                                    0 shares
--------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by each Reporting Person

                                    10,772,363 shares
--------------------------------------------------------------------------------
   12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

              [ ]
--------------------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)

                                    99.1%
--------------------------------------------------------------------------------
   14     Type of Reporting Person

                   CO
--------------------------------------------------------------------------------
* The Reporting Person expressly disclaims (a) the existence of any group and
  (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

CUSIP NO. 292896107                         Page 4 of __ Pages
--------------------------------------------------------------------------------
   1      Name of Reporting Person
          I.R.S. Identification No. of above person (entities only)

                   Technical Olympic (UK) PLC
--------------------------------------------------------------------------------
   2      Check the appropriate box if a member of a group*
                                                                         (A) [ ]

                                                                         (B) [x]

--------------------------------------------------------------------------------
   3      SEC use only


--------------------------------------------------------------------------------
   4      Source of Funds                                                 AF, OO


--------------------------------------------------------------------------------
   5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

   6      Citizenship or Place of Organization

                   Great Britain
--------------------------------------------------------------------------------
                            7   Sole Voting Power*

                                    10,772,363 shares
                          ------------------------------------------------------
    Number of               8   Shared Voting Power
      Shares
   Beneficially                     0 shares
     Owned by             ------------------------------------------------------
       Each                 9   Sole Dispositive Power*
    Reporting
      Person                        10,772,363 shares
       with               ------------------------------------------------------
                            10   Shared Dispositive Power

                                    0 shares
--------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by each Reporting Person

                                    10,772,363 shares
--------------------------------------------------------------------------------
   12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

              [ ]
--------------------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)

                                    99.1%
--------------------------------------------------------------------------------
   14     Type of Reporting Person

                   OO
--------------------------------------------------------------------------------
* The Reporting Person expressly disclaims (a) the existence of any group and
  (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

CUSIP NO. 292896107                         Page 5 of __ Pages
--------------------------------------------------------------------------------
   1      Name of Reporting Person
          I.R.S. Identification No. of above person (entities only)

                   Technical Olympic S.A.
--------------------------------------------------------------------------------
   2      Check the appropriate box if a member of a group*
                                                                         (A) [ ]

                                                                         (B) [x]

--------------------------------------------------------------------------------
   3      SEC use


--------------------------------------------------------------------------------
   4      Source of Funds                                                   WC


--------------------------------------------------------------------------------
   5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

   6      Citizenship or Place of Organization

                   Greece
--------------------------------------------------------------------------------
                            7   Sole Voting Power*

                                    10,772,363 shares
                          ------------------------------------------------------
    Number of               8   Shared Voting Power
      Shares
   Beneficially                     0 shares
     Owned by             ------------------------------------------------------
       Each                 9   Sole Dispositive Power*
    Reporting
      Person                        10,772,363 shares
       with               ------------------------------------------------------
                            10   Shared Dispositive Power

                                    0 shares
--------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by each Reporting Person

                                    10,772,363 shares
--------------------------------------------------------------------------------
   12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

              [ ]
--------------------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)

                                    99.1%
--------------------------------------------------------------------------------
   14     Type of Reporting Person

                   OO
--------------------------------------------------------------------------------
* The Reporting Person expressly disclaims (a) the existence of any group and
  (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

     This Amendment No. 4 (this "Amendment") to the Tender Offer Statement on Schedule TO (the "Schedule TO") relates to the offer by Helios Acquisition Corp. (the "Purchaser"), a Florida corporation, and an indirect wholly owned subsidiary of Technical Olympic USA, Inc. ("Technical Olympic USA"), a Delaware corporation, which, in turn is an indirect wholly-owned subsidiary of Technical Olympic S.A., a Greek corporation, to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, (the "Shares") of Engle Homes, Inc. (the "Company"), at a price of $19.10 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 20, 2000 (as may be amended or supplemented from time to time, the "Offer to Purchase"), a copy of which has been previously filed as Exhibit (a)(1) to the Schedule TO and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the "Letter of Transmittal"), a copy of which has been previously filed as Exhibit
(a)(2) to the Schedule TO (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer").



     This Amendment also constitutes Amendment No. 1 to the Schedule 13D of the Purchaser, Technical Olympic USA, Technical Olympic (UK) PLC and Technical Olympic S.A. originally filed on October 23, 2000.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 8 is hereby supplemented by adding the following:



     The Offer expired, as scheduled, at 12:00 midnight, New York City time, on Friday, November 17, 2000. As of the expiration of the Offer, based on information provided by the Depositary, 10,659,995 Shares, representing approximately 98.1% of the issued and outstanding Shares, were validly tendered and not withdrawn. An additional 112,368 Shares were tendered pursuant to Notices of Guaranteed Delivery. Pursuant to the terms of the Offer, Technical Olympic USA accepted for payment, and will promptly pay for, all Shares validly tendered and not withdrawn in the Offer.



     Subject to satisfaction of the requirements of the Florida Business Corporation Act, Technical Olympic USA intends to cause the Purchaser to merge with and into the Company, resulting in the Company becoming an indirect wholly owned subsidiary of Technical Olympic USA. In the Merger, each outstanding Share (except for Shares held by the Company, Technical Olympic USA, the Purchaser or by shareholders exercising dissenters' rights under Florida law, if available) will be converted into the right to receive $19.10 per Share in cash and without interest.


ITEM 12. EXHIBITS.


     Item 12 is hereby supplemented by adding the exhibit set forth below.



    EXHIBIT
    NUMBER                            DESCRIPTION
    -------                           -----------
    (a)(10)      --  Joint Press Release issued by the Company and Technical
                     Olympic USA on November 20, 2000.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            TECHNICAL OLYMPIC USA, INC.

                                            By:      /s/ HOLLY A. HUBENAK
                                              ----------------------------------
                                              Name: Holly A. Hubenak
                                              Title: Vice President, Secretary
                                                     and General Counsel


                                            TECHNICAL OLYMPIC S.A.

                                            By:      /s/ HOLLY A. HUBENAK
                                              ----------------------------------
                                              Name: Holly A. Hubenak
                                              Title: Vice President -- General
                                                     Counsel


                                            TECHNICAL OLYMPIC (UK) PLC

                                            By:      /s/ HOLLY A. HUBENAK
                                              ----------------------------------
                                              Name: Holly A. Hubenak
                                              Title: Vice President -- General
                                                     Counsel


                                            HELIOS ACQUISITION CORP.

                                            By:      /s/ HOLLY A. HUBENAK
                                              ----------------------------------
                                              Name: Holly A. Hubenak
                                              Title: Vice President and
                                                     Secretary


Dated: November 20, 2000

                                 EXHIBIT INDEX



    EXHIBIT
    NUMBER                            DESCRIPTION
    -------                           -----------

    (a)(10)      --  Joint Press Release issued by the Company and Technical
                     Olympic USA on November 20, 2000.